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MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

August 14, 2024

VIA EDGAR

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:  AB CarVal Credit Opportunities Fund (File No. 811-23939)

Dear Ms. Fettig:

This letter responds to the comments you provided to me during telephonic discussions in connection with your review of the draft unaudited financial statements of AB CarVal Credit Opportunities Fund (the “Fund”) for the period ended May 31, 2024 (the “Unaudited Financial Statements”) and correspondence filed with the Securities and Exchange Commission (“SEC”) on August 7, 2024 (“Prior Correspondence”). Per our subsequent telephonic discussion, the Fund expects to incorporate your comments in its audited financial statements, dated June 30, 2024 (the “Audited Financial Statements”), which will be filed with the SEC on Form N-CSR and incorporated by reference into the Fund’s registration statement on Form N-2 (the “Registration Statement”) in a pre-effective amendment to the Registration Statement. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below.

Comments:

Schedule of Investments

Comment 1.	Prior Correspondence Comment and Response 3. Please disclose the estimated yield for the instruments referenced in Comment 3 of the Prior Correspondence.

Response 1.	The Fund will include this disclosure in the Audited Financial Statements.

Consolidated Statement of Assets and Liabilities

Comment 2.	Prior Correspondence Comments and Responses 5 and 6. The Fund’s responses to these comments indicated that the line items “Payable to Adviser” and

August 14, 2024 Page 2

“Receivable due from Adviser” will be settled before the end of the Fund’s first fiscal year. Please confirm whether the Fund will settle these payables and receivables prior to Registration Statement being declared effective.

Response 2.	The Fund confirms that each of these payables and receivables will be settled prior to the Registration Statement being declared effective.

Notes to Consolidated Financial Statements

Comment 3.

Prior Correspondence Comment and Response 7. In is response to Comment 7, the Fund indicated that it may make adjustments to the quote for “[s]ecurites priced (i) by third party vendors or (ii) by brokers” on the basis of “market movements for comparable positions” without including these adjustments in the “Quantitative Information about Level 3 Fair Value Measurements” chart (the “Level 3 Chart”). It is the Staff’s view that if broker quotes are adjusted, they should be included in the Level 3 Chart.

Response 3.	The Fund acknowledges the Staff’s comment and will include investments priced on the basis of adjusted broker quotes in the Level 3 Chart in the Audited Financial Statements.

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Should you have any questions regarding this letter, please contact the undersigned at 202.261.3392.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian cc: William J. Bielefeld Alexander C. Karampatsos